Mail Stop 0308


January 3, 2005
Savoy Financial Group
6767 West Tropicana Avenue, Suite 207
Las Vegas, Nevada 89103

Re: Expert Systems, Inc.
       Form SB-2/A filed December 22, 2004
       File No.: 333-118799

To Whom It May Concern:

      We have the following comments on the above captioned filing.
Where indicated , we think you should revise your document in response to these comments. If you disagree, we will consider your explanation of why our comment is inapplicable or a revision is unnecessary. Please be as detailed as possible in your explanation.

Financial Statements
Statement of Operations - page 31

1.	For the restated year ended December 31, 2003, you indicate
that
you have
3, 364,000 weighted average common shares outstanding. Appendix E of
SFAS 128 defines weighted average number of shares outstanding as "the number of shares determined by relating (a) the portion of time within a reporting period that common shares have been outstanding to
(b) the total time in that period." Please explain how you calculated the 3,364,000 figure. We note that, at the beginning of the reporting period, January 1, 2003, you had 5,000,000 shares outstanding and that you issued another 375,000 shares in December 2003. Please also show us how you computed the number of weighted average shares for
2002. To the extent necessary, please amend your filing and revise your financial statements to reflect the correct weighted average common shares outstanding for all years and interim periods presented.


					General

	Please amend your filing in response to these comments. Provide a cover letter keying your responses to the comments, and supply any requested supplemental information. Please also supply supplementally three copies of the amendment marked to show changes. We may have further comments after reviewing you revised materials and your responses.

	Please direct questions on accounting matters to David
DiGiacomo, at (202) 942-
5493, or to James Allegretto, Senior Assistant Chief Accountant,
at
(202) 942-1885. Direct other questions to Albert Yarashus, at
(202)
942-1899, or to me, at (202) 942-1900.

								Sincerely,



								H. Christopher Owings
						                        Assistant
Director





















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Expert Systems, Inc.
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